

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2013

<u>Via E-mail</u>
Roger P. Baresel
President and Chief Financial and Accounting Officer
FullNet Communications, Inc.
201 Robert S. Kerr Avenue, Suite 210
Oklahoma City, OK 73102

> **Re: FullNet Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **Form 10-K/A for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-27031**

Dear Mr. Baresel:

We note that your financial statements for the years ended December 31, 2011 and December 31, 2012 were audited by Hood & Associates CPAs, P.C. Effective November 21, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Hood & Associates CPAs, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/11212013_Hood.pdf

As Hood & Associates CPAs, P.C. is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Hood & Associates CPAs, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please advise us as to how you intend to address any re-audit requirements no later than December 19, 2013. If you have any questions, please contact Tamara Tangen, Staff Accountant, at (202) 551-3443.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant